January 25, 2010

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated January 8, 2010
Tele Norte Leste Participações S.A.
Form 20-F for Fiscal Year Ended December 31, 2008
Filed July 13, 2009
File No. 1-14487

Dear Mr. Spirgel:

This letter is to advise you that we are continuing to work on the responses to your letter dated January 8, 2010 requesting additional information pertaining to the above-referenced matter. We expect to provide responses to your letter by February 1, 2010.

If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Tarso Rebello Dias
Tarso Rebello Dias
Treasury Director
Tele Norte Leste Participações S.A.

cc:	Melissa Hauber, Senior Staff Accountant
Robert S. Littlepage, Jr., Accounting Branch Chief
Securities and Exchange Commission